

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
Stanley Windhorn
CEO and Director
Green Meadow Products, Inc.
1010 Industrial Road, Ste. 70
Boulder City, Nevada 89005

> **Re:** **Green Meadow Products, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 12, 2015**
> **File No. 333-198993**

Dear Mr. Windhorn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 20 that that under the Federal Food, Drug, and Cosmetic Act your product would not be classified as a drug as defined under 21 U.S.C. ¤ 321(g)(1)(B) of the Act as your pain relief formula does not make any claim for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals as defined under (B) of the Act. However, we note that various statements in your prospectus and on your website identify your "pain relief" product as "formulated with the goals of helping to relieve inflammation while encouraging healthy production of connective tissue such as joint cartilage and encouraging the production of joint fluid," etc. These statements suggest that your pain relief product is intended to prevent, mitigate or treat disease in animals such that the product could be considered a "drug" under section 201(g) of the Act. Moreover, your product would appear to be a "new animal drug," as defined under section 201(v) of the Act because it is not generally recognized among experts qualified by scientific training and experience to evaluate the

safety and effectiveness of animal drugs, as safe and effective for use under the conditions prescribed, recommended, or suggested in the labeling.

To be legally marketed, a new animal drug must have an approved new animal drug application, conditionally approved new animal drug application, or index listing under sections 512, 571, and 572 of the Act.

Please revise your disclosure here and throughout to indicate whether you have applied for or received any such approvals from the FDA. If you have not received such approvals, you should disclose this fact. You should also include additional disclosure in the prospectus summary and in your risk factor discussion noting risks associated with marketing an unapproved new animal drug and highlighting that the FDA may seek to take enforcement action against you if you are deemed to be marketing an unapproved new animal drug.

<u>Selling Security Holders, page 12</u>

2. Please update the selling security holders' table security ownership table to the most recent practicable date.

<u>Description of Business</u>
<u>Overview, page 17</u>

3. Please expand your disclosure to discuss your business plan to independently market your pain relief product. In this regard, please discuss your license agreements in which you have licensed the right for other companies to sell your pain relief product in the U.S. and Central and South America and how your entry into these agreements impacts your ability to independently sell your products. In addition, where you discuss the competitive conditions in your marketplace, describe the extent to which you will be competing with the parties with which you have licensed your product in order to sell your pain relief formula.

4. We note that your website refers to a natural pain relief product for pets called PetaPrin. Please revise your disclosure to confirm whether your pain relief product is being marketed as PetaPrin.

<u>Sales and Marketing, page 17</u>

5. We note your response to prior comment 3. Please expand your disclosure to clarify if the license to Mountain High is exclusive.

<u>Security Ownership of Certain Beneficial Owners and Management, page 23</u>

6. Please update the security ownership table to the most recent practicable date.

Item 16 Exhibit Index, Page 30

7. Please refer to Item 601 of Regulation S-K and provide Exhibit 15 - Letter re unaudited interim financial information.

8. Please refer to Exhibit 23.1. Delete the reference to September 30, 2013 balance sheet as it is not included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Stanley Windhorn
Green Meadow Products, Inc.
January 22, 2015
Page 4

You may contact Kei Nakada at (202) 551-3659 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Mont E. Tanner
        2950 East Flamingo Road, Suite G
        Las Vegas, Nevada, 89121